Exhibit 99.1

MediWound Reports Second Quarter 2026 Financial Results and Provides Corporate Update

EscharEx® Phase III VALUE Trial Advancing; Interim Assessment and Enrollment Completion Expected by End of First Quarter 2027

Master Services Agreement Signed with Vericel Under its BARDA Contract for NexoBrid®

Second Quarter Revenue of $3.1 Million; Full-Year 2026 Revenue Guidance of $24–26 Million Reaffirmed

Conference Call Today at 8:30 a.m. Eastern Time

YAVNE, Israel, August 13, 2026 — MediWound Ltd. (Nasdaq: MDWD), a global leader in next-generation enzymatic therapeutics for tissue repair, today announced financial results for the second quarter ended June 30, 2026, and provided a corporate update.

“In the second quarter, we continued to make meaningful progress with our two key programs,” said Ofer Gonen, Chief Executive Officer of MediWound. “The EscharEx Phase III VALUE trial is advancing across the U.S., Europe, and Israel, with the interim sample size reassessment and completion of enrollment expected by the end of the first quarter of 2027. For NexoBrid, we strengthened the commercial opportunity through our new agreement with Vericel under its BARDA contract, which is expected to contribute to revenue in the second half of 2026.”

Second Quarter 2026 Highlights, Recent Developments, and Upcoming Milestones

EscharEx®

•	Enrollment continues in the global Phase III VALUE trial in venous leg ulcers (VLUs), targeting 216 patients across approximately 40 sites in the U.S., Europe, and Israel. The pre-specified interim sample size reassessment and completion of enrollment are expected by the end of the first quarter of 2027.

•	An updated U.S. market assessment by an independent global consulting firm estimates U.S. annual peak sales potential for EscharEx at $1.05 billion, following expansion of the assessment to include pressure ulcers (PUs). An investigator-initiated trial evaluating EscharEx in PUs is expected to begin in the fourth quarter of 2026.

NexoBrid®

•	Vericel reported NexoBrid’s strongest quarter since launch, with record quarterly revenue, hospital unit sales and ordering centers. Approximately 80 burn centers have ordered NexoBrid since launch, reflecting continued adoption and increasing utilization across the U.S. burn care market.

•	Following Vericel’s 10-year contract with BARDA, valued at up to $197 million (the “BARDA Contract”), the Company and Vericel entered into a Master Services Agreement (the “MSA”) covering NexoBrid and next-generation product development activities. Under the MSA, the Company expects to begin recognizing revenue in the second half of 2026 by participating in a next generation development program that has been initiated to support the potential expansion of NexoBrid for use in blast- and friction-related injuries, leveraging real-world evidence.

•	EMA-requested modifications are being implemented following the pre-audit of the expanded NexoBrid manufacturing facility, with completion expected in the fourth quarter of 2026. Commercial supply from the expanded facility remains subject to regulatory approval and is expected in the second half of 2027.

2026 Revenue Guidance

•	The Company reaffirmed its full-year 2026 revenue guidance of $24–26 million, supported by expected second-half contributions from the MSA and other government-funded programs.

Second Quarter 2026 Financial Highlights

•	Revenue was $3.1 million, compared with $5.7 million in the second quarter of 2025, primarily reflecting the timing of BARDA-funded development revenue.

•	Gross profit was $0.3 million, or 10.9% of revenue, compared with $1.3 million, or 23.5% of revenue, in the prior-year period. The decrease primarily reflected a one-time impact related to the facility scale-up.

•	Research and development expenses were $5.9 million, compared with $3.5 million, primarily reflecting increased investment in the EscharEx Phase III VALUE trial.

•	Selling, general and administrative expenses were $3.9 million, compared with $3.6 million.

•	Operating loss was $9.5 million, compared with $5.7 million.

•	Net loss was $7.4 million, or $0.57 per share, compared with $13.3 million, or $1.23 per share, primarily reflecting non-cash financial income.

•	Adjusted EBITDA loss was $8.3 million, compared with $4.5 million.

First Half 2026 Financial Highlights

•	Revenue was $4.6 million, compared with $9.7 million in the first half of 2025, primarily reflecting the timing of BARDA-funded development revenue.

•	Gross profit was $0.7 million, or 14.4% of revenue, compared with $2.1 million, or 21.5% of revenue.

•	Research and development expenses were $11.1 million, compared with $6.4 million, primarily reflecting increased investment in the EscharEx Phase III VALUE trial.

•	Selling, general and administrative expenses were $7.5 million, compared with $6.6 million, primarily reflecting higher professional services costs and exchange-rate effects.

•	Operating loss was $17.4 million, compared with $10.9 million.

•	Net loss was $10.3 million, or $0.80 per share, compared with $14.0 million, or $1.30 per share. The change primarily reflected non-cash warrant revaluation income of $7.7 million in 2026, compared with an expense of $2.4 million in 2025.

•	Adjusted EBITDA loss was $15.3 million, compared with $8.5 million.

Balance Sheet and Other Highlights

•	As of June 30, 2026, cash, cash equivalents and deposits totaled $36 million, compared with $54 million at year-end 2025. Cash burn during the first half of 2026 totaled $20 million. Warrant and option exercises generated $0.8 million during the period and an additional $1.1 million after quarter-end.

Conference Call and Webcast

MediWound management will host a conference call for investors on Thursday, August 13, 2026, beginning at 8:30 a.m. Eastern Time to discuss these results and answer questions. Shareholders and other interested parties may join the conference call by dialing 1-844-676-8833 (in the U.S.), 1-809-212373 (Israel), or 1-412-634-6869 (outside the U.S. & Israel). The call will be available via webcast by clicking HERE or on the Events & Presentations page of the Company’s website.

A replay of the call will be available on the Company’s website at www.mediwound.com.

Non-IFRS Financial Measures

To supplement consolidated financial statements prepared and presented in accordance with IFRS, the Company has provided a supplementary non-IFRS measure to consider in evaluating the Company’s performance. Management uses Adjusted EBITDA, which it defines as earnings before interest, taxes, depreciation and amortization, impairment, certain non-recurring expenses, restructuring and share-based compensation expenses.

Although Adjusted EBITDA is not a measure of performance or liquidity calculated in accordance with IFRS, we believe the non-IFRS financial measures we present provide meaningful supplemental information regarding our operating results primarily because they exclude certain non-cash charges or items that we do not believe are reflective of our ongoing operating results when budgeting, planning and forecasting and determining compensation, and when assessing the performance of our business with our senior management. However, investors should not consider these measures in isolation or as substitutes for operating income, cash flows from operating activities or any other measure for determining the Company’s operating performance or liquidity that is calculated in accordance with IFRS. In addition, because Adjusted EBITDA is not calculated in accordance with IFRS, it may not necessarily be comparable to similarly titled measures employed by other companies. The non-IFRS measures included in this press release have been reconciled to the IFRS results in the tables below.

About MediWound

MediWound Ltd. (Nasdaq: MDWD) is a global biotechnology company pioneering enzymatic, non-surgical therapies for tissue repair. The company’s FDA-approved biologic, NexoBrid®, is indicated for the enzymatic removal of eschar in thermal burns and is marketed in the United States, the European Union, Japan, and additional international markets. MediWound’s late-stage pipeline product, EscharEx®, is an investigational therapy for the debridement of chronic wounds, with the potential to become, if approved, a new standard of care in wound management.

For more information, visit www.mediwound.com and follow us on LinkedIn and X (formerly Twitter).

Cautionary Note Regarding Forward-Looking Statements

MediWound cautions you that all statements other than statements of historical fact included in this press release that address activities, events, or developments that we expect, believe, or anticipate will or may occur in the future are forward-looking statements. Although we believe that we have a reasonable basis for the forward-looking statements contained herein, they are based on current expectations about future events affecting us and are subject to risks, assumptions, uncertainties, and factors, all of which are difficult to predict and many of which are beyond our control. Actual results may differ materially from those expressed or implied by the forward-looking statements in this press release. These statements are often, but are not always, made through the use of words or phrases such as “anticipates,” “intends,” “estimates,” “plans,” “expects,” “continues,” “believe,” “guidance,” “outlook,” “target,” “future,” “potential,” “goals” and similar words or phrases, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may,” or similar expressions.

Specifically, this press release contains forward-looking statements concerning the anticipated progress, development, study design, expected data timing, objectives, anticipated timelines, expectations and commercial potential of our products and product candidates, including EscharEx® and NexoBrid®. Among the factors that may cause results to be materially different from those stated herein are the inherent uncertainties associated with the uncertain, lengthy and expensive nature of the product development process; the timing and conduct of our studies of our products and product candidates, including the timing, progress and results of current and future clinical studies, and our research and development programs; the approval of regulatory submission by the FDA, the European Medicines Agency or by any other regulatory authority, our ability to obtain marketing approval of our products and product candidates in the U.S. or other markets; our contracts with governmental agencies; the clinical utility, potential advantages and timing or likelihood of regulatory filings and approvals of our products and product candidates; our expectations regarding future growth, including our ability to develop new products; market acceptance of our products and product candidates; our ability to maintain adequate protection of our intellectual property; competition risks; geopolitical risks, including armed conflict, the need for additional financing; the impact of government laws and regulations and the impact of the current global macroeconomic climate on our ability to source supplies for our operations or our ability or capacity to manufacture, sell and support the use of our products and product candidates in the future.

These and other significant factors are discussed in greater detail in MediWound’s annual report on Form 20-F for the year ended December 31, 2025, filed with the Securities and Exchange Commission (“SEC”) on March 5, 2026 and Quarterly Reports on Form 6-K and other filings with the SEC from time-to-time. These forward-looking statements reflect MediWound’s current views as of the date hereof and MediWound does not undertake, and specifically disclaims, any obligation to update any of these forward-looking statements to reflect a change in their respective views or events or circumstances that occur after the date of this release except as required by law.

MediWound Contacts:
Hani Luxenburg Chief Financial Officer MediWound Ltd. ir@mediwound.com	Daniel Ferry Managing Director LifeSci Advisors, LLC daniel@lifesciadvisors.com

Unaudited Condensed Consolidated Statements of Financial Position

U.S. dollars in thousands

	June 30,		December 31,
	2026	2025	2025
CURRENT ASSETS:
Cash and cash equivalents and short-term deposits	35,341	32,436	53,140
Trade and other receivables	3,493	6,800	2,731
Inventories	4,117	3,843	4,093
Total current assets	42,951	43,079	59,964

NON-CURRENT ASSETS:
Other receivables and long-term restricted bank deposits	537	490	467
Property, plant and equipment	21,356	15,724	18,640
Right-of-use assets	7,035	7,642	7,151
Intangible assets	-	66	33
Total non-current assets	28,928	23,922	26,291

Total assets	71,879	67,001	86,255

CURRENT LIABILITIES:
Current maturities of long-term liabilities	932	822	870
Warrants	4,736	18,992	12,659
Trade payables and accrued expenses	7,626	5,880	7,648
Other payables	5,249	3,377	4,531
Total current liabilities	18,543	29,071	25,708

NON-CURRENT LIABILITIES:
Grants received in advance	-	758	-
Liabilities in respect of IIA grants	8,784	8,504	8,291
Lease liabilities	8,605	8,070	8,152
Severance pay liability, net	303	479	472
Total non-current liabilities	17,692	17,811	16,915

Total liabilities	36,235	46,882	42,623
Shareholders' equity	35,644	20,119	43,632
Total liabilities and equity	71,879	67,001	86,255

Unaudited Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income or Loss

U.S. dollars in thousands (except share and per share data)

	Six months ended		Three months ended		Year ended
	June 30,		June 30,		December 31,
	2026	2025	2026	2025	2025
Total revenues	4,567	9,663	3,092	5,708	16,959
Cost of revenues	3,907	7,583	2,755	4,366	13,705
Gross profit	660	2,080	337	1,342	3,254

Research and development	11,086	6,377	5,901	3,491	14,320
Selling and marketing	2,849	2,749	1,592	1,462	5,765
General and administrative	4,602	3,891	2,302	2,105	8,448
Other expenses (income)	(439)	4	-	-	(13)
Operating loss	(17,438)	(10,941)	(9,458)	(5,716)	(25,266)
Financing income (expenses), net	7,110	(3,060)	2,099	(7,564)	1,556
Taxes on income	(16)	(43)	(33)	(38)	(169)
Net loss	(10,344)	(14,044)	(7,392)	(13,318)	(23,879)
Foreign currency translation adjustments	11	(10)	5	(11)	(21)
Total comprehensive loss	(10,333)	(14,054)	(7,387)	(13,329)	(23,900)

Basic net loss per share	(0.80)	(1.30)	(0.57)	(1.23)	(2.10)
Diluted net loss per share	(1.36)	(1.30)	(0.77)	(1.23)	(2.10)

Number of shares used in calculating basic loss per share	12,861,870	10,816,990	12,883,835	10,835,251	11,376,571
Number of shares used in calculating diluted loss per share	13,261,930	10,816,990	13,206,306	10,835,251	11,376,571

Unaudited Condensed Consolidated Statements of Cash Flows

U.S. dollars in thousands

	Six months ended		Three months ended		Year Ended
	June 30,		June 30,		December 31,
	2026	2025	2026	2025	2025
Cash flows from operating activities:
Net loss	(10,344)	(14,044)	(7,392)	(13,318)	(23,879)
Adjustments to reconcile net loss to net cash used in operating activities:
Adjustments to profit and loss items:
Depreciation and amortization	780	752	402	394	1,860
Share-based compensation	1,399	1,706	755	862	3,108
Revaluation of warrants accounted at fair value	(7,747)	2,377	(2,811)	6,647	(2,158)
Revaluation of liabilities in respect of IIA grants	539	446	305	203	380
Financing expenses and exchange differences of lease liability	960	943	725	938	1,725
Increase (decrease) in severance pay liability, net	(147)	75	9	48	31
Other expenses (income)	-	4	-	-	(13)
Financial income, net	(925)	(942)	(391)	(424)	(1,891)
Unrealized foreign currency gain	(91)	(21)	(107)	(6)	(51)
	(5,232)	5,340	(1,113)	8,662	2,991
Changes in asset and liability items:
Decrease (increase) in trade receivables	(83)	(217)	(478)	(1,671)	3,211
Decrease (increase) in inventories	(31)	(1,151)	655	(263)	(1,363)
Decrease (increase) in other receivables	(1,300)	(341)	(567)	37	1,665
Increase (decrease) in trade payables and accrued expenses	(151)	691	37	794	2,350
Increase in grants received in advance	724	-	-	-	-
Increase (decrease) in other payables	536	(144)	(269)	3	(1,096)
	(305)	(1,162)	(622)	(1,100)	4,767
Net cash used in operating activities	(15,881)	(9,866)	(9,127)	(5,756)	(16,121)

Unaudited Condensed Consolidated Statements of Cash Flows

U.S. dollars in thousands

	Six months ended		Three months ended		Year Ended
	June 30,		June 30,		December 31,
	2026	2025	2026	2025	2025
Cash flows from investing activities:
Purchase of property and equipment	(2,894)	(2,008)	(1,074)	(1,049)	(5,505)
Interest received	659	585	83	319	1,591
Proceeds from (investment in) short-term bank deposits, net	17,600	2,985	(1,400)	5,635	(14,036)
Net cash provided by (used in) investing activities	15,365	1,562	(2,391)	4,905	(17,950)

Cash flows from financing activities:
Repayment of lease liabilities	(702)	(537)	(365)	(289)	(1,212)
Proceeds from exercise of warrants and share options	767	838	767	838	3,630
Proceeds from issuance of shares	-	-	-	-	27,416
Repayment of IIA grants	(84)	(114)	-	-	(214)
Net cash provided by (used in) financing activities	(19)	187	402	549	29,620

Exchange rate differences on cash and cash equivalent balances	80	21	109	2	95
Decrease in cash and cash equivalents	(455)	(8,096)	(11,007)	(300)	(4,356)
Balance of cash and cash equivalents at the beginning of the period	4,799	9,155	15,351	1,359	9,155
Balance of cash and cash equivalents at the end of the period	4,344	1,059	4,344	1,059	4,799

Adjusted EBITDA

U.S. dollars in thousands

	Six months ended		Three months ended		Year Ended
	June 30,		June 30,		December 31,
	2026	2025	2026	2025	2025
Net loss	(10,344)	(14,044)	(7,392)	(13,318)	(23,879)
Adjustments:
Financing expenses, net	7,110	(3,060)	2,099	(7,564)	1,556
Other expenses, net	-	(4)	-	-	13
Taxes on income	(16)	(43)	(33)	(38)	(169)
Depreciation and amortization	(780)	(752)	(402)	(394)	(1,860)
Share-based compensation expenses	(1,399)	(1,706)	(755)	(862)	(3,108)
Total adjustments	4,915	(5,565)	909	(8,858)	(3,568)
Adjusted EBITDA	(15,259)	(8,479)	(8,301)	(4,460)	(20,311)